EXHIBIT 77I:

RIVERSOURCE INVESTMENT SERIES, INC. - FORM N-SAR EXHIBITS

For RiverSource Disciplined Large Cap Growth Fund - Class W:

Class W shares are offered exclusively to investors in managed account programs at net asset value without an initial sales charge or contingent deferred sales charge on redemption. Class W shares have an annual distribution and shareholder servicing (12b-1) fee and do not convert to any other class of shares. Class W shares are available to investors purchasing through authorized investment programs managed by investment professionals, including discretionary managed account programs.